Xiaoqin ("Sherry") Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

Via EDGAR

January 14, 2025

Juan Grana and Katherine Bagley

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northann Corp. Registration Statement on Form S-1 Filed December 23, 2024 File No 333-284033

Dear Mr. Grana and Ms. Bagley:

On behalf of our client, Northann Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated January 7, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “S-1”). Contemporaneously, we are filing an Amendment No. 1 to the S-1 via EDGAR (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1 filed December 23, 2024
Cover Page

1.       We note your disclosure that “[a]s of the date of [the] prospectus, funds and assets were transferred between the Company and the subsidiaries and among the subsidiaries for working capital purposes and during the ordinary course of business.” Please revise your cover page to quantify these transfers. Provide cross-references to your consolidated financial statements.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amendment No. 1 to quantify the transfers of funds and assets between the Company and the subsidiaries and among the subsidiaries for working capital purposes and during the ordinary course of business. The Company respectfully advises the Staff that no cross-reference can be made to the consolidated financial statements since all transactions and balances among the Company and its subsidiaries have been eliminated based on principle of consolidation.

Prospectus Summary, page 3

2.       Please revise to include a diagram of your current corporate structure, identifying the person or entity that owns the equity in each depicted entity.

Response: In response to the Staff’s comment, the Company has included a diagram of its current corporate structure, identifying the person or entity that owns the equity in each depicted entity, on pages 4 and 32.

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Juan Grana and Katherine Bagley January 14, 2025 Page 2

3.       Please revise to include summary risk factor disclosure. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has included a summary of risk factors on pages 5 and 6.

Risk Factors, page 13

4.       Please revise to discuss the risks to investors from any limitations on the ability of your subsidiaries to pay dividends, including Hong Kong and PRC regulations regarding the payment of dividends by the subsidiaries to Northann or any tax implications of making dividend payments to Northann, and the impact that such regulations and/or restrictions might have on Northann’s ability to pay its expenses or pay dividends to holders of its common stock. Please also revise to discuss, either in the risk factors or elsewhere in your registration statement, the risk to investors from PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities.

Response: In response to the Staff’s comment, the Company has updated the disclosures on page 13.

The PRC government exerts substantial influence over the manner in which our PRC subsidiaries conduct their business activities..., page 14

5.       Please revise this risk factor to clearly disclose that the PRC government may intervene or influence your operations at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your PRC subsidiaries’ operations, significantly limit or completely hinder your ability to offer or continue to offer securities to investors, and cause the value of your securities to significantly decline or become worthless.

Response: In response to the Staff’s comment, the Company has updated the disclosures on page 17.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the..., page 15

6.       Please revise this risk factor to clearly disclose that any failure to obtain or a delay in obtaining the necessary permissions from or completing the necessary filing procedures with the PRC governmental authorities to conduct offerings outside of Hong Kong or mainland China may result in the value of your common stock significantly declining or becoming worthless.

Response: In response to the Staff’s comment, the Company has updated the disclosures on page 18.

Juan Grana and Katherine Bagley January 14, 2025 Page 3

Acquisitions and Private Placements, page 26

7.       We note your disclosure describing the acquisitions of Cedar Modern Living and Raleigh Industries Limited. Please provide us with your significance assessment for the businesses acquired and your analysis of whether you are required to file financial statements and pro forma information required by Articles 8-04 and 11 of Regulation S-X, respectively.

Response: We acknowledge the Staff’s comment. The Company has considered the guidance in Articles 8-04 and 11 of Regulation S-X in evaluating the significance of its acquisition of Cedar Modern Limited and Raleigh Industries Limited. The Company determined utilizing the three measurement tests - the Asset test, the Income test and the Investment test - that none of the three calculations exceeds 20 percent, and therefore their financial statements and the related pro forma financial statements are not required.

Exhibits

8.       We note various references to the opinion of your PRC counsel, Grandall Law Firm, throughout the registration statement. For example, we note your disclosure on the cover page that, “as advised by [y]our PRC counsel, Grandall Law Firm, other than those permissions or approvals required for a domestic company in China to engage in the businesses similar to [y]ours, [you] are not subject to cybersecurity review with the Cyberspace Administration of China, or the ‘CAC,’ under the Cybersecurity Review Measures that became effective on February 15, 2022.” Please revise to file the opinion and consent of Grandall Law Firm.

Response: In response to the Staff’s comment, the Company has filed the exhibit 5.2 as the opinion and consent of Grandall Law Firm.

General

9.       Please revise to include a separate section that discloses the information required by Item 101(g) of Regulation S-K, and discuss the risks to investors stemming from the assets of your PRC operations being located in the PRC.

Response: In response to the Staff’s comment, the Company has added the section “Enforceability of Civil Liabilities” on page 29 and the relevant disclosures in the section in the Amendment No. 1.

10.       We note your disclosure on page 32 that “[t]he Selling Stockholders . . . may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.” Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company understands such a change would require a post-effective amendment.

Please call me at (212) 407-4000 if you would like additional information with respect to any of the foregoing. Thank you.

Juan Grana and Katherine Bagley January 14, 2025 Page 4

Sincerely,

/s/ Xiaoqin ("Sherry") Li
Xiaoqin ("Sherry") Li
Senior Counsel